SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2005

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X               Form 40-F
                  -----                       -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes               No   X
             -----            -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A



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This Form 6-K consists of:

An Announcement on the resolutions passed at the 16th meeting of the second session of the Board of Directors made by China Petroleum & Chemical Corporation ("Registrant") in English on March 25, 2005.




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                               [GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of
                        China with limited liability)
                              (Stock code: 0386)
                      (Overseas Regulatory Announcement)

          Announcement of the Resolutions of the 16th Meeting of the Second Session of the Board of Directors

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Sinopec Corp. and the Board confirm the truth, accuracy and completeness of the information contained in this announcement and collectively and individually accept full responsibility for any fraudulent representation, misrepresentation or material omission herein.
-------------------------------------------------------------------------------

The 16th meeting of the Second Session of the board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held in the morning of 25 March 2005 at Sinopec Corp.'s head offices (the "Meeting"), the written notice of which was issued on 11 March 2005.

Mr. Chen Tonghai, the Chairman, Mr. Wang Jiming, Vice Chairman, Mr. Zhang Jiaren, Mr. Cao Xianghong, Mr. Liu Genyuan, Mr. Chen Qingtai, Mr. Shi Wanpeng and Mr. Cao Yaofeng, Directors, were present at the Meeting. Mr. Mou Shuling, Mr. Gao Jian, Mr. Fan Yifei, Mr. Ho Tsu Kwok, Charles and Mr. Zhang Youcai, Directors, could not attend the meeting for reason of official duties, Mr. Mou Shuling appointed Mr. Cao Xianghong, Director, Mr. Fan Yifei appointed Mr. Wang Jiming, Vice Chairman and Mr. Gao Jian, Mr. Ho Tsu Kwok, Charles and Mr. Zhang Youcai respectively appointed Mr. Chen Qingtai, Director to vote on their behalf at the Meeting. A quorum for a meeting of the board of Sinopec Corp. as set out in the provisions of the Articles of Association of Sinopec Corp. was present.

The Meeting was convened and chaired by Mr. Chen Tonghai, the Chairman. After careful consideration by the Board, each of the following resolutions were separately and unanimously passed at the Meeting (including approval by all the Independent Directors):

1. The resignation by Mr. Wang Jiming as the President of Sinopec Corp. and the resignation by Mr. Mou Shuling as the Senior Vice-President of Sinopec Corp.

      Both Mr. Wang Jiming and Mr. Mou Shuling have resigned from the President and Senior Vice-President positions, respectively, by reason of their age. Both Mr. Wang and Mr. Mou were hard working and diligent and had greatly contributed towards the reorganisation and listing, the production and operation and the reforms of Sinopec Corp. during the term of their positions. The Board wishes to express their most sincere gratitude to both Mr. Wang and Mr. Mou.

2.    Mr. Wang Tianpu was appointed the President of Sinopec Corp.

3. Mr. Zhang Jianhua and Mr. Wang Zhigang were appointed Senior Vice Presidents of Sinopec Corp.

Please refer to below for the resumes of Mr. Wang Tianpu, Mr. Wang Zhigang and Mr. Zhang Jianhua.

                                             By Order of the Board
                                    China Petroleum & Chemical Corporation
                                                    Chen Ge
                                      Secretary to the Board of Directors

Beijing, PRC, 25 March 2005

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.

Resumes

The President of Sinopec Corp.

Mr. Wang Tianpu: 42, President of Sinopec Corp. Mr. Wang graduated from the Basic Organics Chemistry Department of Qingdao Chemical Institute in July 1985, obtained his MBA degree in Dalian Polytechnic University in July 1996 and obtained his doctorate degree in Zhejiang University in August 2003 specializing in chemical engineering. He is a professor level senior engineer and well-experienced in the production and management in petrochemical industry. From March 1999 to February 2000, Mr. Wang was Vice Manager of Qilu Petrochemical Company under China Petrochemical Corporation. From February 2000 to September 2000, he was Vice Manager of Sinopec Qilu Company. From September 2000 to August 2001, he was the Manager of Sinopec Qilu Company. Mr. Wang became Vice President of Sinopec Corp. from August 2001 to April 2003. He has served as Senior Vice President of Sinopec Corp. since April 2003.

Senior Vice President of Sinopec Corp.

Mr. Zhang Jianhua: 41, Senior Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemistry and Engineering Institute in July 1986 specializing in petroleum refinery, and obtained a master degree from East China University of Science and Technology specializing in chemical engineering in December 2000. He is a professor level senior engineer. From April 1999 to February 2000, Mr. Zhang was appointed Vice Manager of Sinopec Group Shanghai Gaoqiao Petrochemical Company. From February to September in 2000, he was the Vice Manager of Sinopec Shanghai Gaoqiao Company. Mr. Zhang served as the Manager of Sinopec Shanghai Gaoqiao Branch Company from September 2000 to June 2003. Mr. Zhang served as Vice President of Sinopec Corp. from April 2003 and he was also appointed as the Director of Production Management Department of Sinopec Corp. since November 2003.

Senior Vice President of Sinopec Corp.

Mr. Wang Zhigang: 48, Senior Vice President of Sinopec. Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982 specializing in oil production, and obtained a master degree from University of Petroleum in June 2000 specializing in oil and gas development engineering. He obtained his doctorate degree in Institute of Geology and Geophysics Chinese Academy of Science in September 2003 specializing in geology. He is a professor level senior engineer. From February to June in 2000, he was Vice Manager of Sinopec Shengli Oil Field Limited Company. From June 2000 to December 2001, Mr. Wang served as Director and General Manager of Sinopec Shengli Oil Field Limited Company. He was appointed non-executive Vice Director of the Committee of Economics and Trade Ningxia Hui Autonomous Region from November 2001 to May 2003. Mr. Wang served as Vice President of Sinopec Corp. from April 2003 and he has served as a Director of Oilfield Exploration & Production Department of Sinopec Corp. since June 2003.




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                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      China Petroleum & Chemical Corporation



                                                             By: /s/ Chen Ge
                                                                ------------
                                                               Name: Chen Ge

                                  Title: Secretary to the Board of Directors



Date: March 25, 2005